Exhibit 21.1

SUBSIDIARIES OF REGISTRANT

Name	Jurisdiction of Organization	Percentage of Ownership
Direct Subsidiaries
CardioVentures Inc.	Delaware	100%
Avra IP Holdings, Inc.	Delaware	100%
SSI IP Holdings, Inc.	Delaware	100%
Indirect Subsidiaries
Otto Pvt. Ltd.	Bahamas	100% owned by CardioVentures Inc.
Sudhir Srivastava Innovations Pvt. Ltd.	India	92.62% owned directly by Otto Pvt. Ltd.; 6.11% owned directly by the Registrant; and 1.27% owned directly by CardioVentures Inc.